UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
R.H. Donnelley Corporation
(Name of Subject Company (Issuer))
R.H. Donnelley Corporation
(Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $1.00 Per Share, and Stock Appreciation Rights Having an
Exercise Price Per Share of $10.00 or More and Granted under the Following Plans (including assumed plans):
R.H. Donnelley Corporation 1991 Key Employees’ Stock Option Plan
R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan
R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan
Dex Media, Inc. 2004 Incentive Award Plan
Dex Media, Inc. 2002 Stock Option Plan
R.H. Donnelley Corporation 2001 Partnershare Plan
R.H. Donnelley Corporation 1998 Partnershare Plan
Business.com, Inc. 2004 Stock Option Plan
(Title of Class of Securities)
74955W307
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Mark W. Hianik
Senior Vice President, General Counsel
and Corporate Secretary
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Telephone: (919) 297-1600
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With a copy to:
Gerald F. Roach
Amy M. Batten
Smith, Anderson, Blount, Dorsett,
Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
Raleigh, North Carolina 27601
(919) 821-1220
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,759,259	$69.14

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,299,295 shares of common stock of R.H. Donnelley Corporation and stock appreciation rights covering 3,683,056 shares of such common stock with a combined aggregate value of $1,759,259, as of May 23, 2008, will be exchanged pursuant to this offer. The aggregate values of such options and stock appreciation rights were calculated based on the Black-Scholes option valuation model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
Exhibit 99.(A)(1)(I)
Exhibit 99.(A)(1)(II)
Exhibit 99.(A)(1)(III)
Exhibit 99.(A)(1)(IV)
Exhibit 99.(A)(1)(V)
Exhibit 99.(A)(1)(VI)
Exhibit 99.(A)(1)(VII)
Exhibit 99.(A)(1)(VIII)
Exhibit 99.(A)(1)(IX)
Exhibit 99.(D)(8)
Exhibit 99.(D)(12)
Exhibit 99.(D)(15)
Exhibit 99.(D)(16)

EXPLANATORY NOTE
This Tender Offer Statement on Schedule TO relates to an offer by R.H. Donnelley Corporation, a Delaware corporation (“RHD”), to eligible employees to exchange certain outstanding options to purchase shares of RHD common stock, par value $1.00 per share, and stock appreciation rights with respect to RHD’s common stock (“SARs”) for new SARs covering fewer shares with an exercise price based on the market price of RHD’s common stock on the trading date immediately preceding the date of grant, subject to new vesting terms (the “Exchange Program”). Options and SARs eligible for exchange in the Exchange Program (“Eligible Awards”) include outstanding options and SARs with exercise prices no less than $10 per share, granted under any of the following plans (collectively, the “Plans”):
•	R.H. Donnelley Corporation 1991 Key Employees’ Stock Option Plan;

•	R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan;

•	R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan (the “2005 Plan”);

•	Dex Media, Inc. 2004 Incentive Award Plan;

•	Dex Media, Inc. 2002 Stock Option Plan;

•	R.H. Donnelley Corporation 2001 Partnershare Plan;

•	R.H. Donnelley Corporation 1998 Partnershare Plan; and

•	Business.com, Inc. 2004 Stock Option Plan.
RHD is making the offer upon the terms and conditions described in the Offer to Exchange, dated June 12, 2008, and in the accompanying cover letter, election form and notice of withdrawal (together, as they may be amended or supplemented from time to time, the “Offer to Exchange”). The new SARs will be granted under the 2005 Plan with an exercise price equal to the average of the high and low market prices of RHD’s common stock as reported by the New York Stock Exchange on the trading date immediately preceding the date the new SARs are granted. All employees of RHD or one of its subsidiaries on the date of the offer that have neither ceased to be an employee nor submitted or received notice of termination of employment prior to the date on which RHD accepts and cancels the options and SARs tendered in the Exchange Program and grants the new SARs are eligible to participate in the Exchange Program (the “Eligible Employees”). New SARs granted to certain members of senior management who participate in the Exchange Program will become exercisable only upon achievement of certain stock appreciation targets in addition to the service-based vesting schedule applicable to all new SARs. Non-employee directors and former employees are not eligible to participate in the Exchange Program.
The information in the Offer to Exchange is incorporated by reference in answer to the items required in this Schedule TO.
Item 1. Summary Term Sheet.
The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and Address.
The issuer is R.H. Donnelley Corporation, a Delaware corporation. RHD’s principal executive offices are located at 1001 Winstead Drive, Cary, North Carolina 27513 and the telephone number of its principal executive offices is (919) 297-1600. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning RHD; Summary Financial Information”) is incorporated herein by reference.
(b)	Securities.
As of May 23, 2008, options to purchase 2,550,250 shares of common stock and SARs covering 6,002,443 shares of common stock were outstanding and 627,654 shares of common stock were available for future award grants. Of the outstanding awards, as of May 23, 2008, options to purchase 2,299,295 shares of common stock and SARs covering

3,683,056 shares of common stock would constitute Eligible Awards with respect to the Exchange Program.
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” Section 2 (“Eligible Awards; Expiration Date”), Section 6 (“Acceptance of Eligible Awards for Exchange; Issuance of New SARs”), Section 8 (“Price Range of Common Stock”), Section 9 (“Source and Amount of Consideration; Terms of New SARs”) and Annex A is incorporated herein by reference.
(c)	Trading Market and Price.
The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock”) is incorporated herein by reference. No trading market exists for the options to purchase common stock or the SARs covering the common stock.
Item 3. Identity and Background of Filing Person.
The information set forth under Item 2(a) above and in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Any Securities of RHD”) is incorporated herein by reference. RHD is both the filing person and the subject company.
Item 4. Terms of the Transaction.
(a)	Material Terms.
The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers,” Section 1 (“Eligibility”), Section 2 (“Eligible Awards; Expiration Date”), Section 3 (“Purpose of this Offer”), Section 4 (“Procedures for Tendering Eligible Awards”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Awards for Exchange; Issuance of New SARs”), Section 7 (“Conditions of this Offer”), Section 9 (“Source and Amount of Consideration; Terms of New SARs”), Section 12 (“Status of Eligible Awards Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material Tax Consequences”), Section 15 (“Extension of Offer; Termination; Amendment”) and Annex A is incorporated herein by reference.
(b)	Purchases.
The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Any Securities of RHD”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities.
The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Any Securities of RHD”) is incorporated herein by reference. The Plans and related award agreements included with the Offer to Exchange attached hereto as Exhibits (d)(1) to (d)(16) also contain information regarding the subject securities.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	Purposes.
The information set forth in the Offer to Exchange under Section 3 (“Purpose of this Offer”) is incorporated herein by reference.
(b)	Use of Securities Acquired.
The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Eligible Awards for Exchange;

Issuance of New SARs”) and Section 12 (“Status of Eligible Awards Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.
(c)	Plans.
The information set forth in the Offer to Exchange under Section 3 (“Purpose of this Offer”) and Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Any Securities of RHD”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a)	Source of Funds.
The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of New SARs”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.
(b)	Conditions.
The information set forth in the Offer to Exchange under Section 7 (“Conditions of this Offer”) is incorporated herein by reference.
(d)	Borrowed Funds.
Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)	Securities Ownership.
The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Any Securities of RHD”) is incorporated herein by reference.
(b)	Securities Transactions.
The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Any Securities of RHD”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Not applicable.
Item 10. Financial Statements.
(a)	Financial Information.
The information set forth in the Offer to Exchange under Section 10 (“Information Concerning RHD; Summary Financial Information”) and Section 17 (“Additional Information”) and in RHD’s consolidated and condensed consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in RHD’s Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 is incorporated herein by reference.
(b)	Pro Forma Information.
Not applicable.

Item 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Any Securities of RHD”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b)	Other Material Information.
Not applicable.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for New Stock Appreciation Rights, dated June 12, 2008.

(a)(1)(ii)	Cover Letter.

(a)(1)(iii)	Election Form.

(a)(1)(iv)	Rejection Form.

(a)(1)(v)	Notice of Withdrawal.

(a)(1)(vi)	Form of Communication to Eligible Employees Rejecting the Election Form Under the Offer to Exchange.

(a)(1)(vii)	Form of Individual Award Statement.

(a)(1)(viii)	Form of New SAR Agreement for Non-Senior Management Members.

(a)(1)(ix)	Form of New SAR Agreement for Senior Management Members.

(a)(1)(x)	R.H. Donnelley Corporation Annual Report on Form 10-K for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on March 13, 2008 and incorporated herein by reference.

(a)(1)(xi)	R.H. Donnelley Corporation Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, as filed with the Securities and Exchange Commission on May 8, 2008 and incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

Exhibit No.	Description
(d)(1)	1991 Key Employees’ Stock Option Plan, as amended and restated through April 25, 2000, incorporated by reference to Exhibit 10.17 to RHD’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, as filed with the Securities and Exchange Commission on November 11, 2000.

(d)(2)	2001 Stock Award and Incentive Plan, incorporated by reference to Exhibit 10.17 to RHD’s Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on March 27, 2002.

(d)(3)	Form of Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 99.02 to RHD’s Registration Statement on Form S-8 (File No. 333-65822) filed with the Securities and Exchange Commission on July 25, 2001.

(d)(4)	2005 Stock Award and Incentive Plan, incorporated by reference to Exhibit 10.15 to RHD’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Securities and Exchange Commission on August 5, 2005.

(d)(5)	Form of Non-Qualified Stock Option Agreement under 2005 Plan, incorporated by reference to Exhibit 10.16 to RHD’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Securities and Exchange Commission on August 5, 2005.

(d)(6)	Form of Stock Appreciation Rights Grant Agreement under 2005 Plan, incorporated by reference to Exhibit 10.10 to RHD’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 6, 2005.

(d)(7)	Dex Media, Inc. 2004 Incentive Award Plan, incorporated by reference to Exhibit 4.5 to Dex Media, Inc.’s Registration Statement on Form S-8 (File No. 333-120631), as filed with the Securities and Exchange Commission on November 19, 2004.

(d)(8)	Form of Non-Qualified Stock Option Agreement of Dex Media, Inc. (2004 Incentive Award Plan).

(d)(9)	Stock Option Plan of Dex Media, Inc., effective as of November 8, 2002, incorporated by reference to Exhibit 10.27 to Dex Media, Inc.’s Registration Statement on Form S-4 (File No. 333-114472), as filed with the Securities and Exchange Commission on April 14, 2004.

(d)(10)	First Amendment to Stock Option Plan of Dex Media, Inc., effective as of September 9, 2003, incorporated by reference to Exhibit 10.28 to Dex Media, Inc.’s Registration Statement on Form S-4 (File No. 333-114472), as filed with the Securities and Exchange Commission on April 14, 2004.

(d)(11)	Second Amendment to Stock Option Plan of Dex Media, Inc., effective as of December 18, 2003, incorporated by reference to Exhibit 10.29 to Dex Media, Inc.’s Registration Statement on Form S-4 (File No. 333-114472), as filed with the Securities and Exchange Commission on April 14, 2004.

(d)(12)	Form of Non-Qualified Stock Option Agreement of Dex Media, Inc. (Stock Option Plan).

(d)(13)	R.H. Donnelley Corporation 2001 Partnershare Plan, incorporated by reference to Exhibit 99.01 to RHD’s Registration Statement on Form S-8 (File No. 333-59790), filed with the Securities and Exchange Commission on April 30, 2001.

Exhibit No.	Description
(d)(14)	R.H. Donnelley Corporation 1998 Partnershare Plan, incorporated by reference to Exhibit 99.01 to RHD’s Registration Statement on Form S-8 (File No. 333-75543), filed with the Securities and Exchange Commission on April 1, 1999.

(d)(15)	Business.com, Inc. 2004 Stock Option Plan.

(d)(16)	Form of Stock Option Agreement of Business.com, Inc.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

R.H. Donnelley Corporation

By: Name:	/s/ Mark W. Hianik Mark W. Hianik
Title:	Senior Vice President, General Counsel and Corporate Secretary
Date:	June 12, 2008

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for New Stock Appreciation Rights, dated June 12, 2008.

(a)(1)(ii)	Cover Letter.

(a)(1)(iii)	Election Form.

(a)(1)(iv)	Rejection Form.

(a)(1)(v)	Notice of Withdrawal.

(a)(1)(vi)	Form of Communication to Eligible Employees Rejecting the Election Form Under the Offer to Exchange.

(a)(1)(vii)	Form of Individual Award Statement.

(a)(1)(viii)	Form of New SAR Agreement for Non-Senior Management Members.

(a)(1)(ix)	Form of New SAR Agreement for Senior Management Members.

(a)(1)(x)	R.H. Donnelley Corporation Annual Report on Form 10-K for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on March 13, 2008 and incorporated herein by reference.

(a)(1)(xi)	R.H. Donnelley Corporation Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, as filed with the Securities and Exchange Commission on May 8, 2008 and incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	1991 Key Employees’ Stock Option Plan, as amended and restated through April 25, 2000, incorporated by reference to Exhibit 10.17 to RHD’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, as filed with the Securities and Exchange Commission on November 11, 2000.

(d)(2)	2001 Stock Award and Incentive Plan, incorporated by reference to Exhibit 10.17 to RHD’s Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on March 27, 2002.

(d)(3)	Form of Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 99.02 to RHD’s Registration Statement on Form S-8 (File No. 333-65822) filed with the Securities and Exchange Commission on July 25, 2001.

Exhibit No.	Description
(d)(4)	2005 Stock Award and Incentive Plan, incorporated by reference to Exhibit 10.15 to RHD’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Securities and Exchange Commission on August 5, 2005.

(d)(5)	Form of Non-Qualified Stock Option Agreement under 2005 Plan, incorporated by reference to Exhibit 10.16 to RHD’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Securities and Exchange Commission on August 5, 2005.

(d)(6)	Form of Stock Appreciation Rights Grant Agreement under 2005 Plan, incorporated by reference to Exhibit 10.10 to RHD’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 6, 2005.

(d)(7)	Dex Media, Inc. 2004 Incentive Award Plan, incorporated by reference to Exhibit 4.5 to Dex Media, Inc.’s Registration Statement on Form S-8 (File No. 333-120631), as filed with the Securities and Exchange Commission on November 19, 2004.

(d)(8)	Form of Non-Qualified Stock Option Agreement of Dex Media, Inc. (2004 Incentive Award Plan).

(d)(9)	Stock Option Plan of Dex Media, Inc., effective as of November 8, 2002, incorporated by reference to Exhibit 10.27 to Dex Media, Inc.’s Registration Statement on Form S-4 (File No. 333-114472), as filed with the Securities and Exchange Commission on April 14, 2004.

(d)(10)	First Amendment to Stock Option Plan of Dex Media, Inc., effective as of September 9, 2003, incorporated by reference to Exhibit 10.28 to Dex Media, Inc.’s Registration Statement on Form S-4 (File No. 333-114472), as filed with the Securities and Exchange Commission on April 14, 2004.

(d)(11)	Second Amendment to Stock Option Plan of Dex Media, Inc., effective as of December 18, 2003, incorporated by reference to Exhibit 10.29 to Dex Media, Inc.’s Registration Statement on Form S-4 (File No. 333-114472), as filed with the Securities and Exchange Commission on April 14, 2004.

(d)(12)	Form of Non-Qualified Stock Option Agreement of Dex Media, Inc. (Stock Option Plan).

(d)(13)	R.H. Donnelley Corporation 2001 Partnershare Plan, incorporated by reference to Exhibit 99.01 to RHD’s Registration Statement on Form S-8 (File No. 333-59790), filed with the Securities and Exchange Commission on April 30, 2001.

(d)(14)	R.H. Donnelley Corporation 1998 Partnershare Plan, incorporated by reference to Exhibit 99.01 to RHD’s Registration Statement on Form S-8 (File No. 333-75543), filed with the Securities and Exchange Commission on April 1, 1999.

(d)(15)	Business.com, Inc. 2004 Stock Option Plan.

(d)(16)	Form of Stock Option Agreement of Business.com, Inc.

(g)	Not applicable.

(h)	Not applicable.